Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270939

Southern California Gas Company

Final Term Sheet

May 17, 2023

5.200% First Mortgage Bonds, Series ZZ, due 2033

5.750% First Mortgage Bonds, Series AAA, due 2053

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated May 17, 2023 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated April 27, 2023 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa3 (stable) by Moody’s Investors Service, Inc.

A+ (negative) by S&P Global Ratings

AA- (stable) by Fitch Ratings

Trade Date:	May 17, 2023

Settlement Date:	May 23, 2023 (T+4)

5.200% First Mortgage Bonds, Series ZZ, due 2033

Securities Offered:	5.200% First Mortgage Bonds, Series ZZ, due 2033 (the “Series ZZ Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2023

Coupon:	5.200% per annum, accruing from May 23, 2023

Maturity:	June 1, 2033

Yield to Maturity:	5.225%

Spread to Benchmark Treasury:	+165 basis points

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Yield:	3.575%

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Optional Redemption Provision:	At the Company’s option, prior to March 1, 2033 (the “Series ZZ Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +25 basis points. At the Company’s option, on and after the Series ZZ Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.805%, plus accrued interest, if any

CUSIP:	842434 CZ3

ISIN:	US842434CZ32

5.750% First Mortgage Bonds, Series AAA, due 2053

Securities Offered:	5.750% First Mortgage Bonds, Series AAA, due 2053 (the “Series AAA Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2023

Coupon:	5.750% per annum, accruing from May 23, 2023

Maturity:	June 1, 2053

Yield to Maturity:	5.784%

Spread to Benchmark Treasury:	+190 basis points

Benchmark Treasury:	3.625% due February 15, 2053

Benchmark Treasury Yield:	3.884%

Optional Redemption Provision:	At the Company’s option, prior to December 1, 2052 (the “Series AAA Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +30 basis points. At the Company’s option, on and after the Series AAA Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

Price to Public:	99.516%, plus accrued interest, if any

CUSIP:	842434 CY6

ISIN:	US842434CY66

All Bonds Offered Hereby

Total Net Proceeds:	Approximately $989.0 million, after deducting the underwriting discounts but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	CIBC World Markets Corp.
J.P. Morgan Securities LLC
Santander US Capital Markets LLC
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Siebert Williams Shank & Co., LLC

Co-Managers:	Mischler Financial Group, Inc.
Penserra Securities LLC

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, by calling Santander US Capital Markets LLC toll-free at 1-855-403-3636, by calling Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or by calling TD Securities (USA) LLC toll-free at 1-855-495-9846.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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